Exhibit A-3

ScottishPower Group

March 31, 2004

	($) In millions	(%) of total capitalization
Common Stock	10,532	53%
Holders’ Funds

Preferred Stock	—	—
Holders’ Funds

Short – term debt(1)	755	4%

Long – term debt	8,618	43%

Total capitalization	19,905	100%

Notes:

The above table excludes all current accounts (both payables and receivables) relating to trading, interest and dividends

(1) Includes long-term debt currently maturing.